SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 000-30203

           (Check One):

           [ X ] Form 10-K and Form 10-KSB           [   ] Form 20-F           [   ] Form 11-K

           [   ] Form 10-Q and Form 10-QSB           [   ] Form N-SAR

           For Period Ended December 31, 2003

           [   ] Transition Report on Form 10-K and 10-KSB

           [   ] Transition Report on Form 20-F

           [   ] Transition Report on Form 11-K

           [   ] Transition Report on Form 10-Q and Form 10-QSB

           [   ] Transition Report on Form N-SAR

           For the Transition Period Ended _____________

           Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:___________

PART I — REGISTRANT INFORMATION

Full name of the Registrant	Nuance Communications, Inc.

Former name if applicable	____________________

Address of principal executive office	1005 Hamilton Avenue

City, state and zip code	Menlo Park, CA 94025

PART II – RULE 12b-25(b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

| X |	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Registrant requires additional time to complete pro-forma footnote disclosure, and related disclosures, of the fair values of the Registrant’s stock-based awards required by FAS No. 148 “ Accounting for Stock Based Compensation - Transition and Disclosure”. The Registrant expended (and continues to expend) substantial effort to complete those disclosures, but was unable to file, by March 15, 2004, the subject Annual Report without unreasonable effort or expense. The required footnote disclosure has no impact on the Registrant’s financial position or results of operations for any period.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification. Douglas Clark Neilsson (650) 847-7083 (Name) (Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [ X ] Yes [ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [ X ] No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Nuance Communications, Inc.
(Nameof Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

NUANCE COMMUNICATIONS, INC.
(Registrant)

Date: March 16, 2004	By: /s/ KAREN BLASING
Karen Blasing Vice President and Chief Financial Officer